Exhibit 12.0

PFGI Capital Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	For the Year Ended December 31,
(Dollars in Thousands)	2009	2008	2007	2006	2005
Income before income tax expense	$6,211	$17,360	$19,958	$19,186	$18,894
Fixed charges	7,654	7,654	7,654	7,654	10,333
Total income for computation	13,865	25,014	27,612	26,840	29,227
Total fixed charges	7,654	7,654	7,654	7,654	10,333
Ratio of Earnings to fixed charges	1.81x	3.27x	3.61x	3.51x	2.83x
Components of Fixed Charges
Preferred stock dividends	7,654	7,654	7,654	7,654	10,333